UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914, 333-266481 and 333-289027) and Form F-3 (File Nos. 333-271884, 333-288708, 333-288709 and 333-289847).

EXPLANATORY NOTE

On February 10, 2026, Sequans Communications S.A. (the “Company”) entered into a second amendment and consent (the “Amendment”) to that certain Secured Convertible Debenture Purchase Agreement, dated as of June 22, 2025, as amended (the “Debenture Purchase Agreement”), with the collateral agent for the Company’s convertible debt issued on July 7, 2025 (the “Debentures”).

Pursuant to the Amendment, the Company will redeem in full the remaining $94.5 million aggregate principal amount of outstanding Debentures at a cash price equal to one hundred percent of the principal amount being redeemed, plus any accrued and unpaid interest. Subject to certain restrictions set forth in the Debentures, the redemption will be funded by the sale of Bitcoin held in a securities account to secure the Debentures (the “Bitcoin Collateral Account”) in increments such that, on or before June 1, 2026, either the Debentures will be fully redeemed or all 1,617 Bitcoin in the Bitcoin Collateral Account will have been sold to fund the redemption of the applicable portion of the principal amount of outstanding Debentures.

To the extent that any principal amount or any accrued and unpaid interest thereon remains outstanding (the “Outstanding Amount”) following the release of all 1,617 Bitcoin from the Bitcoin Collateral Account, such Outstanding Amount shall not be subject to repurchase by the Company at the option of any holder of the Debentures until January 7, 2027 at the earliest, except as otherwise set forth in the Debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: February 13, 2026	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer